Exhibit 99.1

PINNACLE ENTERTAINMENT REPORTS 2017 FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

LAS VEGAS, February 23, 2018 - Pinnacle Entertainment, Inc. (NASDAQ: PNK) ("Pinnacle" or the "Company") today reported financial results for the fourth quarter and full year ended December 31, 2017.

2017 Full Year Highlights:

•
Net revenues increased by $183.0 million or 7.7% year over year to a record $2.6 billion. Net revenues included a $281.9 million contribution from The Meadows versus $83.9 million in the prior year. The Company acquired The Meadows on September 9, 2016.

•
Income from continuing operations was a record $61.7 million versus a loss of $457.9 million in the prior year. GAAP diluted net income per share was $1.02 versus a net loss per share of $7.79 in the prior year. Income from continuing operations for the fourth quarter and full year 2017 included a benefit of approximately $21.5 million related to the Tax Cuts and Jobs Act of 2017.

•
Consolidated Adjusted EBITDAR increased by $47.4 million or 7.2% year over year to a record $701.9 million, and included growth of $9.1 million or 1.4% in the Company's same-store portfolio. Same-store Consolidated Adjusted EBITDAR margin increased by 60 basis points to 28.5%.

•	Consolidated Adjusted EBITDA, net of Lease Payments, was $295.6 million, an increase of $26.0 million or 9.6% year over year.

•	The Company repurchased 1.15 million shares of its common stock for total consideration of $22.3 million or an average price of $19.51 per share.

•	Conventional Debt was reduced by $131.2 million in 2017, including $12.8 million in the 2017 fourth quarter, bringing the Company's Conventional Debt balance to $821.7 million as of December 31, 2017.

•
On December 17th, the Company entered into a definitive agreement under which Penn National Gaming, Inc. (NASDAQ: PENN) ("Penn National") will acquire the Company. Under the terms of the agreement, Pinnacle stockholders will receive consideration of $20.00 in cash and 0.42 shares of Penn National common stock for each Pinnacle share they own. The transaction is expected to close in the second half of 2018, subject to customary closing conditions, required regulatory approvals and approval by Penn National’s and Pinnacle’s stockholders.

2017 Fourth Quarter Highlights:

•	Net revenues decreased by $16.6 million or 2.6% year over year to $620.8 million.

•	Income from continuing operations was $22.2 million versus a loss of $9.0 million in the prior year. GAAP diluted net income per share was $0.36 versus a loss per share of $0.16 in the prior year.

•
Consolidated Adjusted EBITDAR decreased by $1.5 million or 0.9% year over year to $168.2 million. Consolidated Adjusted EBITDAR of $169.7 million in the prior year period included a benefit of $4.6 million due to lower expense accruals from compensation program changes.

•	Consolidated Adjusted EBITDAR margin increased by 50 basis points year over year to 27.1%.

•
2017 fourth quarter Consolidated Adjusted EBITDAR and margin expansion was led by strong performance of the Company's Ameristar St. Charles, River City, Ameristar Black Hawk, The Meadows, and Belterra Park businesses.

•	Consolidated Adjusted EBITDA, net of Lease Payments, was $65.3 million, a decrease of $3.0 million or 4.4% year over year.

Summary of Fourth Quarter and Full Year Results

(amounts in thousands, except per share data)	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016

	(unaudited)
Net revenues (1)	$620,829	$637,424	$2,561,848	$2,378,855
Income (loss) from continuing operations (2,3,4)	$22,184	$(9,039)	$61,758	$(457,880)
Income (loss) from continuing operations margin (2,3,4)	3.6%	(1.4)%	2.4%	(19.2)%
Consolidated Adjusted EBITDAR (1,5)	$168,214	$169,703	$701,886	$654,496
Consolidated Adjusted EBITDAR margin (1,5)	27.1%	26.6%	27.4%	27.5%
Consolidated Adjusted EBITDA, net of Lease Payments (1,2)	$65,288	$68,320	$295,601	$269,584
Operating income (loss) (2,3,4)	$99,426	$84,538	$428,620	$(146,325)
GAAP net income (loss) attributable to Pinnacle Entertainment, Inc.	$22,377	$(9,026)	$63,104	$(457,410)
Diluted net income (loss) per share	$0.36	$(0.16)	$1.02	$(7.79)

(1)
The Company's financial results for the three months and year ended December 31, 2017 reflect full periods of contribution from The Meadows, including net revenues of $67.5 million and $281.9 million, respectively, and Adjusted EBITDAR of $12.1 million and $51.2 million, respectively. The Company made rent payments for the Meadows Lease of $6.4 million and $25.4 million for the three months and year ended December 31, 2017.

(2)
Loss from continuing operations and operating income (loss) for the three months and year ended December 31, 2016 include $1.2 million and $322.5 million, respectively, of non-cash impairment charges to goodwill and $17.0 million and $146.5 million, respectively, of non-cash impairment charges to other intangible assets. The year ended December 31, 2016 amounts principally relate to an interim assessment for impairment as a result of the Company's separation of its real estate assets from its operating assets.

(3)
Income (loss) from continuing operations and operating income (loss) for the three months and year ended December 31, 2017 include $6.5 million and $9.5 million, respectively, of pre-opening, development and other costs, versus $1.0 million and $56.0 million, respectively, in the prior year periods.

(4)
Income (loss) from continuing operations and operating income (loss) for the three months and year ended December 31, 2017 include $3.1 million and $15.8 million, respectively, of write-downs, reserves and recoveries, net, versus $3.1 million and $16.9 million, respectively, in the prior year periods.

(5)
For a further description of Consolidated Adjusted EBITDAR, Consolidated Adjusted EBITDAR margin and Consolidated Adjusted EBITDA, net of Lease Payments, see the Glossary of Terms and Non-GAAP Financial Measures and the reconciliations to the GAAP equivalent financial measures below.

2017 was an outstanding year for Pinnacle Entertainment
Anthony Sanfilippo, Chairman and Chief Executive Officer of Pinnacle Entertainment, commented, "2017 was another terrific year for Pinnacle Entertainment's shareholders. We are very proud of the dedicated effort and work of the team members across our portfolio of businesses and at our Las Vegas Service Center, which is the driving force behind the positive financial outcomes we have been able to achieve. In 2017, we produced record net revenues and Consolidated Adjusted EBITDAR, which are the results of the many operational excellence initiatives we have implemented over the past two years along with the returns on the focused and prudent capital investments made across our portfolio of businesses. We have also strived to make continuous progress on our balance sheet, while also returning capital to our shareholders. In 2017, we repaid $131.2 million of debt and repurchased $22.3 million of Pinnacle shares at an average price of $19.51.
"Our strong 2017 financial results were driven by balanced regional same-store Adjusted EBITDAR growth and margin expansion, as well as the first full year of contributions from The Meadows. Overall, we achieved net revenue growth of 7.7% to a record $2.6 billion and Consolidated Adjusted EBITDAR growth of 7.2% to a record $701.9 million. Underlying these results is Consolidated Adjusted EBITDAR growth of 1.4% and Consolidated Adjusted EBITDAR margin expansion of 60 basis points in our same-store portfolio of businesses.

"Our 2017 financial results were led by exceptional performances from our River City, L'Auberge Baton Rouge, L'Auberge Lake Charles, and Ameristar Black Hawk businesses throughout the year. In the South segment, L'Auberge Lake Charles, the perennial thoroughbred of our portfolio, grew Adjusted EBITDAR 2.6% and expanded margins 170 basis points despite the severe hurricane headwinds the property faced in the third quarter of the year due to flooding in Houston and Southeast Texas. L'Auberge Baton Rouge grew net revenues 5.0% and Adjusted EBITDAR 9.8%, profitably expanding Adjusted EBITDAR margins by 130 basis points in 2017. River City, in our Midwest segment, expanded Adjusted EBITDAR margins by 140 basis points through profitable net revenue and Adjusted EBITDAR growth of 1.4% and 5.7%, respectively. Rounding out the segments, Ameristar Black Hawk in the West produced a superb year with net revenue growth of 3.6%, Adjusted EBITDAR growth of 5.1%, and Adjusted EBITDAR margin expansion of 60 basis points. Ameristar Black Hawk continues to benefit from our multi-year effort to reposition it as the premier gaming entertainment destination resort in the broader Denver market.
"Our focus in 2018 remains on operations and our initiatives to drive profitable revenue streams and expense efficiency. We continue to pursue prudent capital investments to maintain the high quality businesses in our portfolio and expand the amenities we provide our guests. At Ameristar East Chicago, we have an approximately $20 million capital initiative underway to construct a new land-based high limit casino space and renovate the existing casino floors of the property. The renovation of the existing casino floors, which we expect will be completed this summer, will improve the overall quality of the gaming entertainment experience at Ameristar East Chicago, while allowing us to optimize its capacity, layout and game mix.
"The most notable moment of 2017 occurred on December 18, when we announced that we signed a definitive agreement under which Penn National will acquire Pinnacle in a landmark transaction valued at approximately $2.8 billion. Under the terms of the agreement, Pinnacle shareholders will receive $20.00 in cash and 0.42 shares of Penn National common stock for each Pinnacle share they own. As we noted on the day we jointly announced this transaction with Penn National, we believe the resulting combined company will be the preeminent regional gaming entertainment resort operator in North America, with significantly enhanced scale, geographic diversity and substantial free cash flow generation. We believe the transaction provides our shareholders with both immediate value and the opportunity to participate in the potential upside expected from the significant operating synergies anticipated to be generated by the combination.
"We will make every effort to maximize the financial performance of our gaming entertainment businesses and to repay debt on our balance sheet, with the goal of having our Company on its best financial footing at the time of the closing of the transaction with Penn National. We will also work closely with the Penn National team to obtain the necessary regulatory approvals and to plan a smooth transition and seamless integration of these two great companies upon the closing of the transaction," concluded Mr. Sanfilippo.
2017 Fourth Quarter Operational Review
Midwest Segment
In the Midwest segment, net revenues decreased by $3.9 million or 1.0% year over year to $375.2 million in the 2017 fourth quarter. Adjusted EBITDAR increased by $2.1 million or 2.0% year over year to $105.5 million and Adjusted EBITDAR margin was 28.1%, an increase of 80 basis points year over year. Midwest segment Adjusted EBITDAR in the prior year period included a benefit of approximately $2.5 million due to lower expense accruals from compensation program changes.
Ameristar St. Charles produced low single digit net revenue and Adjusted EBITDAR growth, and expanded Adjusted EBITDAR margin by approximately 50 basis points year over year. These results were achieved by a low single digit increase in gaming revenues, disciplined marketing reinvestment and cost control.

River City produced high single digit Adjusted EBITDAR growth despite a slight decline in net revenues. Adjusted EBITDAR margin increased by approximately 260 basis points versus the prior year period. River City achieved these results through marketing expense efficiency.
The Meadows generated mid-single digit Adjusted EBITDAR growth despite a slight decline in net revenues, resulting in Adjusted EBITDAR margin expansion of approximately 110 basis points. These results were achieved by strategically driving profitable table gaming revenues, cost control, and marketing efficiencies.
Belterra Park generated high single digit net revenue growth and Adjusted EBITDAR growth in excess of 50%. Adjusted EBITDAR margin increased by approximately 420 basis points year over year.
South Segment
In the South segment, net revenues decreased by $14.0 million or 7.1% year over year to $184.1 million in the 2017 fourth quarter. Adjusted EBITDAR decreased by $5.0 million or 7.6% to $60.6 million. Adjusted EBITDAR margin was 32.9%, a decrease of 20 basis points year over year. South segment Adjusted EBITDAR in the prior year period included a benefit of approximately $1.1 million due to lower expense accruals from compensation program changes.
L'Auberge Lake Charles experienced a mid-single digit decline in net revenues while holding Adjusted EBITDAR to a decline of less than 1%. Consequently, L'Auberge Lake Charles expanded Adjusted EBITDAR margin by approximately 160 basis points year over year in the fourth quarter.
L'Auberge Baton Rouge experienced double digit net revenue and Adjusted EBITDAR declines on a year over year basis. Adjusted EBITDAR margin contracted approximately 400 basis points year over year. Declines in input costs and additional marketing efficiencies were not enough to offset softer gaming revenues in comparison to a strong fourth quarter 2016.
West Segment
West segment net revenues were $60.1 million in the 2017 fourth quarter, an increase of $1.4 million or 2.4% year over year. Adjusted EBITDAR was $22.3 million, an increase of $0.7 million or 3.2% year over year. Adjusted EBITDAR margin was 37.1%, an increase of 30 basis points year over year. West segment Adjusted EBITDAR in the prior year period included a benefit of approximately $0.4 million due to lower expense accruals from compensation program changes.
Ameristar Black Hawk produced low single digit growth in net revenues and Adjusted EBITDAR. Adjusted EBITDAR margin declined approximately 70 basis points year over year. The operating results at Ameristar Black Hawk were driven by a low single digit increase in gaming revenues and continued marketing and promotional efficiency.
Corporate Expenses and Other
Corporate expenses and other, which is principally comprised of corporate overhead expenses, as well as the Retama Park Racetrack management operations, decreased by $0.7 million in the 2017 fourth quarter to $20.2 million.

Lease Payments

	For the three months ended December 31,		For the year ended December 31,
	2017	2016	2017	2016

	(amounts in thousands, unaudited)
Reduction of financing obligation (1)	$13,035	$11,751	$49,770	$30,988
Interest expense attributable to financing obligation (1)	83,445	83,274	331,106	225,149
Total payments to GLPI related to Master Lease (1)	$96,480	$95,025	$380,876	$256,137

Long-term prepaid rent (2)	$2,275	$2,275	$9,100	$2,831
Rent expense attributable to Meadows Lease (2)	4,171	4,083	16,309	5,081
Total payments to GLPI related to Meadows Lease (2)	$6,446	$6,358	$25,409	$7,912

(1)	The Company completed its transactions with GLPI and entered into the Master Lease on April 28, 2016. The Company began accruing and making rent payments as of the closing date.

(2)	The Company completed the acquisition of the operations of The Meadows and entered into the Meadows Lease on September 9, 2016.

Interest Expense

	For the three months ended December 31,		For the year ended December 31,
	2017	2016	2017	2016

	(amounts in thousands, unaudited)
Interest expense from financing obligation	$83,445	$83,274	$331,106	$225,149
Interest expense from debt (1)	11,027	12,763	50,297	108,024
Interest income	(195)	(37)	(490)	(484)
Capitalized interest	(7)	—	(54)	(105)
Other (2)	—	(823)	—	1,709
Interest expense, net	$94,270	$95,177	$380,859	$334,293

(1)
The three months and year ended December 31, 2017, represent interest expense and fees attributable to the Company's Conventional Debt, which was issued at the closing of the transactions with GLPI on April 28, 2016. In addition to interest expense and fees attributable to the Company's Conventional Debt, the year ended December 31, 2016, also includes interest expense and fees related to the Former Pinnacle debt capital structure.

(2)	Represents a nonrecurring expense associated with the GLPI transaction.

Liquidity and Capital Expenditures
Liquidity
As of December 31, 2017, the Company had $184.2 million in cash and cash equivalents. As of December 31, 2017, $169.2 million was drawn on the Company's $400.0 million revolving credit facility and $9.2 million of letters of credit were outstanding.
As of December 31, 2017, the Company had a total principal balance of Conventional Debt of $821.7 million, a decrease of $12.8 million compared to the balance as of September 30, 2017.
Capital Expenditures
Capital expenditures were approximately $22.5 million in the 2017 fourth quarter and related to the Company's existing assets, businesses and corporate initiatives. Capital expenditures for the full year ended December 31, 2017 were $78.9 million.
In 2018, the Company anticipates capital expenditures related to maintenance on its existing operating businesses and corporate initiatives to be between $60 million and $80 million.

Investor Call
Pinnacle will not host an investor conference call or webcast related to the announcement of its 2017 fourth quarter and full year financial results due to the pending acquisition by Penn National. Investors may find a detailed report of the Company's 2017 fourth quarter and full year financial results in the tables below, as well as in financial statements and related footnotes on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC"). The Company's 10-K for fiscal year 2017 will be filed on March 1, 2018.

Pending Merger
As previously announced, on December 17, 2017, Pinnacle entered into an agreement and plan of merger with Penn National, pursuant to which Penn National will acquire all of the outstanding common shares of Pinnacle in a cash and stock transaction. Under the terms of the agreement and plan of merger, Pinnacle stockholders will receive $20.00 in cash and 0.42 shares of Penn National common stock for each Pinnacle share. The proposed merger is subject to customary closing conditions, required regulatory approvals and approval by Penn National’s and Pinnacle’s stockholders. The proposed merger is expected to close in the second half of 2018. No assurance can be given that the proposed merger will be completed.

Additional Information
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed merger, Penn National has filed with the SEC a registration statement on Form S-4 (File No. 333-222936) that includes a preliminary joint proxy statement of Penn National and Pinnacle that also constitutes a prospectus of Penn National. Penn National and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary joint proxy statement/prospectus and other relevant documents filed by Penn National and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Penn National can be obtained, without charge, by directing a request to Justin Sebastiano, Penn National Gaming, Inc., 825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19610, Tel. No.

(610) 401-2029. Copies of the documents filed with the SEC by Pinnacle can be obtained, without charge, by directing a request to Vincent Zahn, Pinnacle Entertainment, Inc., 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, Tel. No. (702) 541-7777.

Certain Information Regarding Participants
Penn National and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of Penn’s directors and executive officers in Penn National’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on April 25, 2017. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 14, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger if and when they become available. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Glossary of Terms
Adjusted EBITDAR: is defined for each segment as earnings before interest income and expense; income taxes; depreciation; amortization; rent expense associated with the Meadows Lease; pre-opening, development and other costs; non-cash share-based compensation; asset impairment costs; write-downs, reserves, recoveries; inter-company management fees, gain (loss) on sale of certain assets; gain (loss) on early extinguishment of debt; gain (loss) on sale of discontinued operations; and discontinued operations. The Company uses Adjusted EBITDAR to compare operating results among its properties and between accounting periods.
Adjusted EBITDAR margin: is defined as each segment’s Adjusted EBITDAR divided by net revenues for such segment. The Company uses Adjusted EBITDAR margin to compare operating results among its properties and between accounting periods.
Adjusted Lease Payments: is defined as Lease Payments (which is defined below) adjusted as if the Master Lease (which is defined below) had been in place for the entirety of the applicable prior year periods, as the Company owned and operated the 14 gaming entertainment businesses associated with the Master Lease in both time periods. Lease Payments associated with the Meadows Lease are actual lease payments included in the current year periods, the prior year periods lease payments were not adjusted for the Meadows Lease as the Company did not own and operate that business in the entire applicable prior year periods or consolidate its financial results for those entire time periods.
Cash Income Taxes: is defined as the cash payments made for income taxes to Federal and State governmental agencies during the period.
Cash Interest Expense: is defined as the cash paid for interest on Conventional Debt (which is defined below) in the period.
Capital expenditures: is defined as cash payments made in connection with capital improvements at the Company's existing operating businesses, for corporate initiatives or on growth and expansion projects, both stand alone and to improve the Company's existing operating businesses. These reflect cash payments made during the period as opposed to accrued capital expenditures reflected in the financial statements.
Consolidated Adjusted EBITDAR: is defined as earnings before interest income and expense, income taxes, depreciation, amortization, rent expense associated with the Meadows Lease, pre-opening, development and other costs, non-cash share-based compensation, asset impairment costs, write-downs, reserves, recoveries, gain (loss) on sale of certain assets, gain (loss) on early extinguishment of debt, gain (loss) on sale of equity security investments, income (loss) from equity method investments, non-controlling interest and discontinued operations. Management eliminates the results from discontinued operations at the time they are deemed discontinued.
Consolidated Adjusted EBITDA, net of Lease Payments: is defined as Consolidated Adjusted EBITDAR (which is defined above) minus Adjusted Lease Payments (which is defined above).
Consolidated Adjusted EBITDAR Margin: The Company defines Consolidated Adjusted EBITDAR margin as Consolidated Adjusted EBITDAR divided by revenues on a consolidated basis.
Conventional Debt: is defined as debt from borrowed money, which substantially consists of the outstanding principal amount from the Company's senior secured credit facilities, which consists of a $400 million revolving credit facility, a term loan A facility, and the Company's 5.625% Senior Notes due 2024.
Financing Obligation: is defined as the liability recorded on the Company's balance sheet in connection with the Master Lease. As a result of the transaction with GLPI, the Company's Master Lease with GLPI is accounted for as a financing obligation in accordance with GAAP. The financing obligation is calculated based upon the present value of the future minimum lease payments made to GLPI under the Master Lease over the remaining lease term, which includes all renewal options. The derivation of the present value of the future minimum lease payments is made using an imputed borrowing rate of 10.5%.
Former Pinnacle: is defined as Pinnacle Entertainment, Inc. prior to the spin-off of its operating businesses and the sale of substantially all of its real estate assets to GLPI on April 28, 2016.
Lease Payments: is defined as cash rent payments made to GLPI for the Master Lease and the Meadows Lease. The Company’s annual rent payment is currently $382.8 million under the Master Lease. The Company began making rent payments to GLPI under the Master Lease on April 28, 2016. The Company’s annual rent payment is currently $25.8 million under the Meadows Lease. The Company began making rent payments to GLPI under the Meadows Lease on September 9, 2016.
Master Lease or GLPI Master Lease: is defined as the lease the Company entered into on April 28, 2016 through which it leases real property for the operation of 14 gaming entertainment businesses from GLPI. The lease has a 35-year term, with an initial term of 10-years and five, five year renewal periods (at the Company's option). The Master Lease is subject to annual escalation, contingent upon meeting a minimum rent coverage ratio of 1.8x, and periodic percentage rent resets equal to 4% of the increase/decrease of average trailing revenue above/below benchmark year revenues in each reset year (resets occur every two years, beginning in lease year three).
Meadows Lease: is defined as the lease the Company entered into on September 9, 2016 through which it leases real property for the operation of The Meadows Racetrack and Casino (The Meadows) gaming entertainment business. The lease has a 10-year initial term with renewal terms up to a total of 29 years (at the Company's option). The Master Lease is subject to annual escalation, contingent upon meeting a minimum rent coverage ratio of 1.8x in lease year one, 1.9x in lease year two, and 2.0x thereafter. Additionally, the lease is subject to periodic percentage rent resets equal to 4% of the increase/decrease of average trailing revenue above/below benchmark year revenues in each reset year (resets occur every two years, beginning in lease year three).
Non-GAAP Financial Measures

The Non-GAAP Financial Measures used in this press release include Consolidated Adjusted EBITDAR, Consolidated Adjusted EBITDAR margin and Consolidated Adjusted EBITDA, net of Lease Payments.
The Company uses Consolidated Adjusted EBITDAR and Consolidated Adjusted EBITDAR margin as relevant and useful measures to compare operating results between accounting periods. The presentation of Consolidated Adjusted EBITDAR has economic substance because it is used by management as a performance measure to analyze the performance of its business and is especially relevant in evaluating large, long-lived casino-hotel projects because it provides a perspective on the current effects of operating decisions separated from the substantial, non-operational depreciation charges and financing costs of such projects. Management also reviews pre-opening, development and other costs separately, as such expenses are also included in total project costs when assessing budgets and project returns, and because such costs relate to anticipated future revenues and income. Management believes that Consolidated Adjusted EBITDAR and Consolidated Adjusted EBITDAR margin are useful measures for investors because they are indicators of the strength and performance of ongoing business operations. These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value of companies within our industry. Consolidated Adjusted EBITDAR also approximates the measures used in the debt covenants within the Company’s debt agreements. Consolidated Adjusted EBITDAR does not include depreciation or interest expense and therefore does not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using other comparative measures to assist in the evaluation of operating performance.
In addition, the Company uses Consolidated Adjusted EBITDA, net of Lease Payments as a relevant and useful measure to compare operating results between accounting periods. Management believes that Consolidated Adjusted EBITDA, net of Lease Payments is useful to investors because it is an indicator of the performance of ongoing business operations after incorporating the cash flow impact of Adjusted Lease Payments and to assess the historical impact of the Adjusted Lease Payments as if they had been incurred in prior evaluation periods.
Not all of the aforementioned benefits and costs occur in each reporting period, but have been included in the definitions based on historical activity.
Each of these measures is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure of comparing performance among different companies. See the attached “supplemental information” tables for reconciliations of these measures to the GAAP equivalent financial measures.
About Pinnacle Entertainment
Pinnacle Entertainment, Inc. owns and operates 16 gaming entertainment businesses, located in Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, Ohio and Pennsylvania. Pinnacle holds a majority interest in the racing license owner, as well as a management contract, for Retama Park Racetrack outside of San Antonio, Texas.

Forward Looking Statements
This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements regarding Pinnacle’s business generally, expected results of operations and future operating performance and future growth, about the benefits of the proposed merger, adequacy of resources to fund development and expansion projects, liquidity, financing options, Pinnacle’s plans, objectives, expectations and intentions, the expected timing of the completion of the proposed merger, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: Pinnacle’s sensitivity to reductions in consumers’ discretionary spending as a result of downturns in the economy; significant competition in the gaming industry in all of Pinnacle’s markets, which could adversely affect revenues and profitability; Pinnacle is required to pay a significant portion of its cash flows pursuant to and subject to the terms and conditions of the Master Lease and Meadows Lease, which could adversely affect our ability to fund Pinnacle’s operations and growth and limit Pinnacle’s ability to react to competitive and economic changes; fluctuations in the trading volume and market price of shares of Pinnacle’s common stock, general business and market conditions; risks related to the acquisition of Pinnacle by Penn National and the integration of the businesses and assets to be acquired; the possibility that the proposed merger does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the proposed merger is not obtained on the terms anticipated or at all; the possibility that the Boyd Gaming Corporation and/or Gaming and Leisure Properties, Inc. deals do not close in a timely fashion or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed merger; potential litigation challenging the transaction; the possibility that the anticipated benefits of the proposed merger are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; the possibility that the anticipated divestitures are not completed in the anticipated time frame or at all; the possibility that additional divestitures may be required; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the proposed merger; risks associated with increased leverage from the transaction; and additional factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Penn National’s and Pinnacle’s respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission (the “SEC”). Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of Penn National and Pinnacle. Pinnacle does not undertake any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

References in this press release to "Pinnacle Entertainment, Inc.," "Pinnacle," "Company," "we," "our" or "us" refer to Pinnacle Entertainment, Inc. and its subsidiaries, except where stated or the context otherwise indicates.

Ameristar, Belterra, Boomtown, Casino Magic, L’Auberge, River City, Meadows, mychoice, and Belterra Park are registered trademarks of Pinnacle Entertainment, Inc. All rights reserved.

Investor Relations & Financial Media Inquiries
Vincent J. Zahn, CFA
Vice President & Treasurer
investors@pnkmail.com
(702) 541-7777

- financial tables follow -

Pinnacle Entertainment, Inc.
Condensed Consolidated Statements of Operations
(amounts in thousands, except per share data)

	For the three months ended December 31,		For the year ended December 31,
	2017	2016	2017	2016

	(unaudited)		(unaudited)
Revenues:
Gaming	$555,448	$571,390	$2,286,881	$2,128,026
Food and beverage	32,245	33,026	133,082	126,927
Lodging	11,647	11,874	51,671	50,745
Retail, entertainment and other	21,489	21,134	90,214	73,157
Total revenues	620,829	637,424	2,561,848	2,378,855
Expenses and other costs:
Gaming	303,738	313,770	1,243,187	1,135,951
Food and beverage	30,920	31,524	126,506	120,791
Lodging	6,050	6,219	25,430	24,895
Retail, entertainment and other	9,199	9,184	40,327	28,483
General and administrative	111,184	113,923	455,525	454,790
Depreciation and amortization	50,725	55,943	217,025	218,366
Pre-opening, development and other costs	6,481	1,029	9,478	55,980
Impairment of goodwill	—	1,157	—	322,457
Impairment of other intangible assets	—	17,000	—	146,500
Write-downs, reserves and recoveries, net	3,106	3,137	15,750	16,967
Total expenses and other costs	521,403	552,886	2,133,228	2,525,180
Operating income (loss)	99,426	84,538	428,620	(146,325)
Interest expense, net	(94,270)	(95,177)	(380,859)	(334,293)
Loss on early extinguishment of debt	—	—	(516)	(5,207)
Loss from equity method investment	—	—	(90)	(90)
Income (loss) from continuing operations before income taxes	5,156	(10,639)	47,155	(485,915)
Income tax benefit	17,028	1,600	14,603	28,035
Income (loss) from continuing operations	22,184	(9,039)	61,758	(457,880)
Income from discontinued operations, net of income taxes	—	—	—	433
Net income (loss)	22,184	(9,039)	61,758	(457,447)
Less: Net loss attributable to non-controlling interest	193	13	1,346	37
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$22,377	$(9,026)	$63,104	$(457,410)
Net income (loss) per common share—basic
Income (loss) from continuing operations	$0.40	$(0.16)	$1.12	$(7.80)
Income from discontinued operations, net of income taxes	—	—	—	0.01
Net income (loss) per common share—basic	$0.40	$(0.16)	$1.12	$(7.79)
Net income (loss) per common share—diluted
Income (loss) from continuing operations	$0.36	$(0.16)	$1.02	$(7.80)
Income from discontinued operations, net of income taxes	—	—	—	0.01
Net income (loss) per common share—diluted	$0.36	$(0.16)	$1.02	$(7.79)
Number of shares—basic	56,639	55,819	56,518	58,741
Number of shares—diluted	62,008	55,819	61,911	58,741

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Pinnacle Entertainment, Inc.
Supplemental Information
Revenues, Adjusted EBITDAR, Consolidated Adjusted EBITDAR and
Consolidated Adjusted EBITDA, net of Lease Payments
(amounts in thousands, unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2017	2016	2017	2016
Revenues:
Midwest (1,8)	$375,211	$379,126	$1,546,956	$1,359,940
South (2)	184,083	198,111	767,073	777,104
West (3)	60,132	58,706	242,205	235,942
Total Segment Revenues	619,426	635,943	2,556,234	2,372,986
Corporate and Other (4)	1,403	1,481	5,614	5,869
Total Revenues (8)	$620,829	$637,424	$2,561,848	$2,378,855

Adjusted EBITDAR:
Midwest (1,8)	$105,525	$103,388	$439,746	$402,363
South (2)	60,589	65,599	250,289	246,097
West (3)	22,297	21,655	93,110	88,419
Segment Adjusted EBITDAR	188,411	190,642	783,145	736,879
Corporate Expenses and Other (4)	(20,197)	(20,939)	(81,259)	(82,383)
Consolidated Adjusted EBITDAR (5,7,8)	168,214	169,703	701,886	654,496
Adjusted Lease Payments (6)	(102,926)	(101,383)	(406,285)	(384,912)
Consolidated Adjusted EBITDA, net of Lease Payments (5,7)	$65,288	$68,320	$295,601	$269,584
Consolidated Adjusted EBITDAR margin % (5,7)	27.1%	26.6%	27.4%	27.5%

(1)	Consists of Council Bluffs, East Chicago, Kansas City, St. Charles, Belterra Resort, Belterra Park, Meadows and River City.

(2)	Consists of Vicksburg, Bossier City, New Orleans, Baton Rouge, and Lake Charles.

(3)	Consists of Black Hawk, Cactus Petes, and Horseshu.

(4)	Includes corporate expenses, as well as results from the management of Retama Park Racetrack.

(5)
The Master Lease is accounted for as a financing obligation. Payments made to GLPI for the Master Lease are recorded as a reduction of the financing obligation on the balance sheet and as interest expense attributable to the financing obligation. As a result, rent payments made to GLPI for the Master Lease are not recorded as an operating expense and are not reflected in Consolidated Adjusted EBITDAR. The Meadows Lease is accounted for as an operating lease. The Company records rent expense related to this lease as an operating expense in its unaudited Condensed Consolidated Statements of Operations. Consolidated Adjusted EBITDAR is presented before the impact of rent expense associated with the Meadows Lease.

(6)
See the Glossary of Terms for a detailed description of Adjusted Lease Payments. The Company made cash payments to GLPI for the Master Lease and Meadows Lease of $96.5 million and $6.4 million, respectively, in the three months ended December 31, 2017 and $380.9 million and $25.4 million, respectively, during the year ended December 31, 2017.

(7)
See the Glossary of Terms and discussion of Non-GAAP Financial Measures above for a detailed description of Consolidated Adjusted EBITDAR, Consolidated Adjusted EBITDAR margin and Consolidated Adjusted EBITDA, net of Lease Payments.

(8)
The Company's financial results for the three months and year ended December 31, 2017 reflect full periods of contribution from The Meadows, including net revenues of $67.5 million and $281.9 million, respectively, and Adjusted EBITDAR of $12.1 million and $51.2 million, respectively.

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Pinnacle Entertainment, Inc.
Condensed Consolidated Balance Sheets
(amounts in thousands)

	December 31, 2017	December 31, 2016
	(unaudited)
ASSETS
Cash and cash equivalents	$184,218	$185,093
Land, buildings, vessels and equipment, net	2,629,013	2,768,491
Other assets, net	1,136,997	1,123,483
Total assets	$3,950,228	$4,077,067

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities, other than long-term debt and long-term financing obligation	$345,346	$349,948
Long-term debt, including current portion (1)	812,324	936,700
Long-term financing obligation, including current portion (2)	3,113,529	3,163,299
Total liabilities	4,271,199	4,449,947
Total stockholders' deficit	(320,971)	(372,880)
Total liabilities and stockholders' deficit	$3,950,228	$4,077,067

(1)
The December 31, 2017 balance represents Conventional Debt related to the Company's senior secured credit facilities and 5.625% Senior Notes due 2024, net of unamortized discount and debt issuance costs. Total unamortized discount and debt issuance costs were $9.4 million and $16.2 million as of December 31, 2017 and December 31, 2016, respectively.

(2)
The Master Lease is accounted for as a financing obligation. The financing obligation is calculated based upon the present value of the future minimum lease payments made to GLPI for the Master Lease over the remaining lease term, which includes all renewal options since they were reasonably assured of being exercised at the inception of the Master Lease. The derivation of the present value of the future minimum lease payments is calculated using an imputed borrowing rate of 10.5%.

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Pinnacle Entertainment, Inc.
Supplemental Information
Principal Balances of Conventional Debt
(amounts in thousands)

	December 31, 2017	December 31, 2016
	(unaudited)
Revolving Credit Facility (1)	169,250	107,220
Term Loan A Facility (1)	152,437	180,375
Term Loan B Facility (1)	—	165,250
Senior Secured Credit Facilities	321,687	452,845
5.625% Senior Notes (2)	500,000	500,000
Other	69	76
Total Conventional Debt	$821,756	$952,921

(1)
Represents the outstanding principal amount of Conventional Debt from the Company's senior secured credit facilities, which consists of a revolving credit facility, a term loan A facility and a term loan B facility.

(2)
Represents the outstanding principal amount of Conventional Debt. As of December 31, 2017 and December 31, 2016, consists of the Company's 5.625% Senior Notes due 2024, $375.0 million of which was issued on April 28, 2016 and $125.0 million of which was issued on October 12, 2016.

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Pinnacle Entertainment, Inc.
Supplemental Information
Selected Cash Flow Data
(amounts in thousands)

	For the three months ended December 31,		For the year ended December 31,
	2017	2016	2017	2016

	(unaudited)		(unaudited)
Cash paid for interest related to Conventional Debt (1)	$17,075	$15,366	$42,302	$113,647
Cash paid for state and federal income taxes	$795	$2,658	$3,796	$12,469
Capital expenditures	$22,549	$24,829	$78,941	$97,932

(1)
The three months and year ended December, 2017 and the three months ended December 31, 2016, represent cash paid for interest and fees attributable to the Company's Conventional Debt, which was issued at the closing of the transactions with GLPI on April 28, 2016. In addition to the cash paid for interest and fees attributable to the Company's Conventional Debt, the year ended December 31, 2016, also includes cash paid for interest and fees attributable to debt under Former Pinnacle’s debt capital structure. The 5.625% Senior Notes due 2024 pay interest semi-annually on May 1st and November 1st of each year.

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Pinnacle Entertainment, Inc.
Supplemental Information
Reconciliations of Income (Loss) from Continuing Operations to
Consolidated Adjusted EBITDAR and Consolidated Adjusted EBITDA, net of Lease Payments and
Income (Loss) from Continuing Operations Margin to
Consolidated Adjusted EBITDAR Margin
(amounts in thousands, unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2017	2016	2017	2016
Income (loss) from continuing operations	$22,184	$(9,039)	$61,758	$(457,880)
Rent expense under the Meadows Lease	4,171	4,083	16,309	5,081
Depreciation and amortization	50,725	55,943	217,025	218,366
Pre-opening, development and other costs	6,481	1,029	9,478	55,980
Non-cash share-based compensation expense	4,305	2,816	14,704	35,470
Impairment of goodwill	—	1,157	—	322,457
Impairment of other intangible assets	—	17,000	—	146,500
Write-downs, reserves and recoveries, net	3,106	3,137	15,750	16,967
Interest expense, net	94,270	95,177	380,859	334,293
Loss on early extinguishment of debt	—	—	516	5,207
Loss from equity method investment	—	—	90	90
Income tax benefit	(17,028)	(1,600)	(14,603)	(28,035)
Consolidated Adjusted EBITDAR (1,2)	168,214	169,703	701,886	654,496
Adjusted Lease Payments (3)	102,926	101,383	406,285	384,912
Consolidated Adjusted EBITDA, net of Lease Payments (1,2)	$65,288	$68,320	$295,601	$269,584
Income (loss) from continuing operations margin %	3.6%	(1.4)%	2.4%	(19.2)%
Consolidated Adjusted EBITDAR margin % (2)	27.1%	26.6%	27.4%	27.5%

(1)
The Master Lease is accounted for as a financing obligation. Payments made to GLPI for the Master Lease are recorded as a reduction of the financing obligation on the balance sheet and as interest expense attributable to the financing obligation. As a result, rent payments made to GLPI for the Master Lease are not recorded as an operating expense and are not reflected in Consolidated Adjusted EBITDAR. The Meadows Lease is accounted for as an operating lease. The Company records rent expense related to this lease as an operating expense in its unaudited Condensed Consolidated Statements of Operations. Consolidated Adjusted EBITDAR is presented before the impact of rent expense associated with the Meadows Lease.

(2)
See the Glossary of Terms and discussion of Non-GAAP Financial Measures above for a detailed description of Consolidated Adjusted EBITDAR, Consolidated Adjusted EBITDAR margin and Consolidated Adjusted EBITDA, net of Lease Payments.

(3)
See the Glossary of Terms for a detailed description of Adjusted Lease Payments. The Company made payments to GLPI for the Master Lease and Meadows Lease of $96.5 million and $6.4 million, respectively, during the three months ended December 31, 2017 and $380.9 million and $25.4 million, respectively, during the year ended December 31, 2017.

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